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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                            SmarTire Systems, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, without par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  831913-10-8
--------------------------------------------------------------------------------
                                (CUSIP Number)

John H. Chu, Esq., Chu, Ring & Hazel LLP, 253 Summer Street, Boston, MA 02210,
                               Tel:617-443-9800
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 March 3, 1999
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 831913-10-8                                    PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Simon Archdale

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Switzerland

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,340,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,340,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,340,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 5 pages

                                       3.



ITEM 1 SECURITY AND ISSUER

This Statement relates to the common stock, without par value ("Common Stock"), of SmarTire Systems, Inc., a Canadian corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 150-13151 Vanier Place, Richmond, British Columbia V6V 2J1, Canada. Herein, all references to "CDN$" refer to Canadian Dollars.


ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed on behalf of Simon Archdale (the "Reporting Person"), a Swiss citizen, whose address is Chalet Trois Nicholas, Courtavey, Crans Montana, Valais, Switzerland.

The present principal occupation of the Reporting Person is investments.

To the best of his knowledge, the Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate amount of funds of the Reporting Person used to purchase the securities reported herein in Item 5 were CDN$9,360,000 (inclusive of expenses). The source of funds used to purchase securities of the Issuer on behalf of the Reporting Person was CDN$9,360,000 of personal funds.


ITEM 4. PURPOSE OF TRANSACTION

On March 24, 1998, the Issuer completed a private placement of 2,175,000 units (each, a "Unit") for gross proceeds of CDN$8,700,000. Each Unit consisted of one share of Common Stock and one share-purchase two year warrant at an exercise price of CDN$4.00 per share if exercised during the first year and CDN$4.80 if exercised during the second year. The placement to non-U.S. persons was consummated pursuant to Regulation S and to U.S. persons pursuant to Section 4(2) of the Act. At the time, the Issuer's shares were not registered under the Securities Exchange Act of 1934 (the "Exchange Act"). The Issuer's Common Stock became registered pursuant to the Section 12 of the Exchange Act on May 6, 1998.

In March 1998, UBS (a Swiss bank), acting as a portfolio manager, purchased 1,170,000 Units at a price of CDN$4.00 per Unit. On January 21, 1999, UBS transferred the Units to the Reporting Person. The warrants were exercised in full by the Reporting Person for 1,170,000 shares of Common Stock in March 1999 at an exercise price of CDN$4.00 per share. The purpose of the transaction reported herein was for investment.

                                       4.



The information set forth in the response to Item 3 above is incorporated herein by reference. Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything to the contrary contained herein, the Reporting Person reserves the right to change his present intentions with respect to the matters described in this paragraph.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The response to Items 3 and 4 is incorporated herein by reference. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and as the result of the transfer of the Common Stock by UBS to the Reporting Person and of the exercise of warrants by the Reporting Person, the Reporting Person owns 2,340,000 shares of Common Stock, which constituted approximately 20.3% of the 11,542,447 shares of Common Stock reported to be outstanding by the Issuer in its Annual Report on Form 10-KSB for the fiscal year ended July 31, 1999 as determined under Rule 13d-3 of the Securities and Exchange Commission.

The beneficial ownership by the Reporting Person of Common Stock as of the date hereof is as follows:

                                  No. of Shares Deemed to be          Percentage of Issued and
Reporting Person                       Beneficially Owned                Outstanding Shares
----------------                  --------------------------          ------------------------
Simon Archdale                            2,340,000                             20.3%

Except as set forth above, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for the Reporting Person, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 11,542,447 outstanding shares of Common Stock reported in the Issuer's Form 10-KSB filed on October 29, 1999.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in the responses to Items 3, 4 and 5 above is incorporated herein by reference.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

                                       5.



SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: December 22, 1999


/s/ Simon Archdale
-------------------------------------
Simon Archdale